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                                                                  Exhibit (a)(4)

                   Email Announcement of Offer to Employees

To: Portal Employees
From: Mitch Gaynor
Subject: Portal Stock Option Exchange Program

As announced on Friday July 6, Portal is making an offer to exchange any of your existing stock options with exercise prices of $5.00 per share or higher for new stock options. This offer is available to all employees worldwide and may be accepted at any time starting today through 11:59 p.m.(Pacific Daylight Time) on August 4, 2001. The complete Offer to Exchange document is attached to this message.

If you accept the offer, you will be granted new options to purchase a number of shares of Portal common stock equal to 75% of the number of shares purchasable under the options you exchange. The new options will have an exercise price equal to the last reported sale price of Portal common stock on the date they are granted. The new stock options will be granted on a date at least six months and a day after the returned options are accepted for exchange and cancelled. The new options will vest on the same schedule as your old options, so that once the new options are granted, you will be vested in them to the same extent as you would have been in your old options (taking into account that the new options will be exercisable for 75% of the shares covered by the old options). For example, if you turn in an option for 2,000 shares that would have been vested as to 1,000 of the shares, you would receive a new option for 1,500 shares that would be vested as to 750 shares. You must continue to be a Portal employee through the date the new options are granted in order to receive new options.

The Stock Option Exchange Program is totally voluntary. We believe the Program will provide you with an opportunity to increase the potential value of your stock options, but you'll also take on some risks if you decide to participate. For example, depending on the market price when the new options are granted, the exercise price per share of your new options could be higher than the exercise prices per share of your old options. Also, even if the exercise price per share of your new options is lower than that of your old options, your new options will be options to purchase only 75% of the number of shares subject to your old options. If you or Portal terminates your employment for any reason prior to the date new options are granted, you will not receive any new options or other payment for the old options that you returned for exchange.

In order to help you make an informed decision on whether, or to what extent, to accept the exchange offer, Portal is providing you with the following tools and information:

     . The Offer to Exchange. This document, which is attached, provides you with the terms of the program and copies of the necessary forms. Note especially the Question and Answer section, which begins on page 2. You are required to review this document in order to participate in the program.
     . Employee Meetings. There will be numerous meetings at various Portal locations in the coming weeks, which will give you a chance to understand and discuss the Stock Option Exchange Program. A meeting schedule will be published on July 10 Pathfinder on the HR web page.
     . The Portal Stock Option Exchange Program Tool. This web-based tool, available July 10, is your key to participating in the program, if you choose. It will:
        . Provide a confidential list of all your stock options, showing which are eligible (or required) for exchange;
        . Model possible results under scenarios based on assumptions you make yourself;
        . Allow you to fill in and print an Election Form, which you can then sign and send to the HR Operations Department to accept the offer;
        . Confirm that HR has received your Election Form within 24 hours of receipt.

Whether you participate in this program or not will depend on your own combination of stock options, and your assessment of the risks and possible rewards of participating. No one at Portal can give you advice as to whether or not this program is right for you. The only advice we can give you is this:
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        .  Be fully informed. Read the documents, attend a meeting, and use the tool.
        . Seek financial and tax advice. This is particularly crucial for employees outside of the United States. In some countries, exchanging stock options can have important tax consequences to you. It is your responsibility to understand and evaluate the local tax ramifications of your actions.
        . Meet the deadline. To accept the offer a signed Election Form must be received by HR Operations no later than 11:59 p.m. (Pacific Daylight
           Time) on August 4, 2001. All employees are requested to return an Election Form, even if it indicates that you are declining the offer. However, we will assume that employees who do not send in a form are declining to participate in the Portal Stock Option Exchange Program. We are unable to be flexible on this deadline; election forms will not be accepted after this time.

  Feel free to contact me, Sabiha Chunawala, Loree Farrar, Dena Priolo, or your HR representative if you have any questions after reviewing the information.